March 17, 2020

Joseph A. Wiley
Chief Executive Officer
Amryt Pharma plc
Dept 920a 196 High Road, Wood Green
London, United Kingdom N22 8HH

       Re: Amryt Pharma plc
           Draft Registration Statement on Form F-1
           Submitted February 19, 2020
           CIK No. 0001783010

Dear Dr. Wiley:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover page

1. We note your disclosure on the prospectus cover page that the last reported sale price of
       your ordinary shares on the London AIM market was   ___ per ordinary
share, equivalent
       to $ ___ per ADS. You may use the most recent home market trading price, converted to
       U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar as the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the London AIM market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you
 Joseph A. Wiley
FirstName LastNameJoseph A. Wiley
Amryt Pharma plc
Comapany2020
March 17, NameAmryt Pharma plc
March 17, 2020 Page 2
Page 2
FirstName LastName
         intend to price the securities. Please refer to the instructions to
Item 501(b)(3) of
         Regulation S-K which require bona fide pricing information for offerings by companies not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
Prospectus Summary
Overview, page 3

2. We note your disclosure in footnote four to your program chart that AP101 was approved in 2016 by the European Medicines Agency (EMA) for the treatment of partial thickness wounds in adults, but has not been commercially launched. We note also your discussion in the Business section beginning on page 84 of three Phase 3 clinical trials of AP101 for the treatment of other partial thickness wounds and statement that you do not intend to pursue this indication but focus your development of AP101 on the treatment of Epidermolysis Bullosa (EB). Please tell us whether you have been permitted to rely on, or anticipate being permitted to rely on, data from such clinical trials for the treatment of partial thickness wounds for purposes of securing marketing approval for the treatment of
         EB and if that is not the case, please tell us why you believe such disclosure is appropriate. Please address as part of your response your presentation of pooled data.
Implications of Being an Emerging Growth Company, page 5

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risks Associated with our Business, page 5

4. Please add a bullet point that includes your amount of outstanding debt as of December
         31, 2019 and highlights the risk of your debt obligations.
Risk Factors
Risks Related to Our Business, Financial Condition and Capital Resources Restrictive covenants in certain of the agreements and instruments governing our indebtedness..., page 15

5. Please expand your risk factor to disclose provisions in your debt agreements that provide for cross-default with other of your debt agreements, as referenced on pages 135 to 136.

Use of Proceeds, page 57

6. Please revise the discussion to disclose the estimated net amount of the proceeds broken down into each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the order of priority of such purposes. To the extent material amounts of other funds are necessary to accomplish the
 Joseph A. Wiley
FirstName LastNameJoseph A. Wiley
Amryt Pharma plc
Comapany2020
March 17, NameAmryt Pharma plc
March 17, 2020 Page 3
Page 3
FirstName LastName
         specified purposes, state the amounts and sources of such other funds needed for each specified purpose. Refer to Item 3.C.1 of Form 20-F.
Management's Discussion and Analysis and Results of Operations
Research and Development Expenses, page 69

7. Please revise your disclosure to quantify the research and development expenses by product candidate. To the extent that you do not track expenses by product candidate, please disclose as such and disclose the costs incurred by the types of costs classified as research and development for each period presented.
Intellectual Property, page 90

8. Please revise this section to clearly disclose the patents that relate to each of your commercialized products and development stage products, including the type of patent protection, whether the patent is issued or pending, the expiry date and relevant jurisdiction. In this regard, as examples only, we note the following:

               disclosure indicating your lomitapide patent portfolio includes patents that provide protection into "2027 in the United States and into 2025 in the European Union with supplementary protection granted to extend patent protection in major EU countries into 2028" and that granted patents "expire between 2019 and 2030 and pending patent applications (if granted) would expire at the latest in 2039, or later."
              reference to patents that provide orphan exclusivity for metreleptin for a specified period; and
              reference to global intellectual property coverage.

         Please also revise your discussion of orphan drug exclusivity to clearly distinguish among granted designations, designations you plan to seek and designations that have expired.

University College Dublin In-License Agreement, page 91

9. Please revise your disclosure of the termination provisions under the agreement to provide the anticipated expiry of patents licensed under the agreement, the period of orphan drug exclusivity and the circumstances under which University College Dublin may terminate the agreement. Please revise to provide similar disclosure throughout this section where you reference patent expiry and/or data or market exclusivity with respect to termination rights. Please also revise to clarify whether the "Completion Date" for purposes of the Japan Lomitapide License Agreement has occurred.
University of Pennsylvania Lomitapide License Agreement, page 92

10. We note your discosure that if the indication is not homozygous familial hypercholesterolemia (HoFH) or severe refractory hypercholesterolemia, then additional
 Joseph A. Wiley
Amryt Pharma plc
March 17, 2020
Page 4
      payments are required to be made upon the occurence certain milestone events. If applicable to your development of lomitapide for the treatment of familial chylomicronemia syndrome (FCS), please revise your disclosure provide your potential payment obligations.
Amgen License Agreement, page 93

11. Please revise your disclosure of the royalty term under the agreement to provide the anticipated patent expiry and referenced data exclusivity period. Additionally, please expand your disclosure of the terms of the National Institutes of Health ( NIH ) License
      Agreement to include the circumstances under which NIH may terminate the agreement.
       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameJoseph A. Wiley
                                                          Division of
Corporation Finance
Comapany NameAmryt Pharma plc
                                                          Office of Life
Sciences
March 17, 2020 Page 4
cc:       Boris Dolgonos, Esq.
FirstName LastName